SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

     TELEMIG CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers ID (CNPJ/MF) 02.558.118/0001 -65
Company Registry (NIRE) 3130002535-7
(Publicly Held Company)

CALL NOTICE FOR THE ANNUAL AND
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Pursuant to Telemig Celular Participações S.A. (“Company”) Bylaws, the Shareholders of the Company are hereby summoned to the Annual and Extraordinary General Shareholders’ Meetings to be held on March 28, 2008 at 3:00 pm at Company’s headquarters, located at Rua Levindo Lopes nº 258, Funcionários, Belo Horizonte, State of Minas Gerais, to deliberate on the following agenda:

(i)	Annual General Shareholders’ Meeting:

1.	Receive the accounts from management and examine, discuss and vote on the financial statements for the fiscal year ended December 31, 2007;

2.
Deliberate on the allocation of net income for the fiscal year ended December 31, 2007 and the distribution of dividends, as well as on the proposed budget for the purposes of Article 196 of Law 6,404/76;

3.	Elect the members of the Board of Directors; and

4.	Elect the members of the Fiscal Council, determining the remuneration of the individual members, pursuant to Article 162, Paragraph 3, of Law 6,404/76.

(ii)	Extraordinary General Shareholders’ Meeting:

1.	Determine the overall amount of remuneration for the senior management for fiscal year 2008;

2.	Capitalize the goodwill assets through the issue of shares of the Company and the corresponding increase in its capital stock;

3.	Capitalize the profit reserve exceeding the capital stock; and

4.	Amend Article 5 of the Company’s Bylaws to reflect the resolutions described in items 2 and 3 above, as well as approve the respective amendment.

General Information:

(i)	The documents relevant to the matters on the agenda are available to shareholders at the Company’s headquarters;

(ii)
Shareholders who will be represented by proxies must deliver the power-of- attorney instruments at the Company's headquarters at least 48 (forty-eight)hours before the date and time on which the Annual and Extraordinary General Shareholders’ meetings will be held;

(iii)
Shareholders with registered shares held by a custody agent wishing to participate in the Annual and Extraordinary General Shareholders' meetings must present, at least 2 (two) working days prior to the dates on which said meetings are held, a statement from the custody agent that shows their positions in the Company’s shares; and

(iv)
Pursuant to Article 141 of Law 6,404/76 and Article 1 of CVM Instruction 165/91, as amended by CVM Instruction 282/98, the minimum percentage interest for requesting a multiple vote in the election of the members of the Board of Directors is 5% (five percent) of the Company’s voting capital.

Belo Horizonte, February 28, 2008.

     Sergio Spinelli Silva Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 06, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.